UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 3, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Bank PLC Board Changes dated 3 July 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 3, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 3, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

3 July 2012

Barclays PLC and Barclays Bank PLC (Barclays)

Board changes

Barclays today announces the resignation of Bob Diamond as Chief Executive and a Director of Barclays with immediate effect.  Marcus Agius will become full-time Chairman and will lead the search for a new Chief Executive.  Marcus will chair the Barclays Executive Committee pending the appointment of a new Chief Executive and he will be supported in discharging these responsibilities by Sir Michael Rake, Deputy Chairman.

The search for a new Chief Executive will commence immediately and will consider both internal and external candidates.  The businesses will continue to be managed by the existing leadership teams.

Bob Diamond said "I joined Barclays 16 years ago because I saw an opportunity to build a world class investment banking business. Since then, I have had the privilege of working with some of the most talented, client-focused and diligent people that I have ever come across. We built world class businesses together and added our own distinctive chapter to the long and proud history of Barclays. My motivation has always been to do what I believed to be in the best interests of Barclays. No decision over that period was as hard as the one that I make now to stand down as Chief Executive. The external pressure placed on Barclays has reached a level that risks damaging the franchise - I cannot let that happen.

I am deeply disappointed that the impression created by the events announced last week about what Barclays and its people stand for could not be further from the truth. I know that each and every one of the people at Barclays works hard every day to serve our customers and clients. That is how we support economic growth and the communities in which we live and work. I look forward to fulfilling my obligation to contribute to the Treasury Committee's enquiries related to the settlements that Barclays announced last week without my leadership in question.

I leave behind an extraordinarily talented management team that I know is well placed to help the business emerge from this difficult period as one of the leaders in the global banking industry."

Commenting, Marcus Agius said, "Bob Diamond has made an enormous contribution to Barclays over the last 16 years of distinguished service to the Group, building Barclays Investment Bank into one of the leading global investment banks in the world.  As Chief Executive he has led the bank superbly.  I look forward to working closely with the Chief Executives of our businesses and the other members of the executive Committee in leading Barclays world class businesses in serving our customers and clients and delivering value for our shareholders."

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website
www.barclays.com
.